Via Facsimile and U.S. Mail
Mail Stop 6010

May 26, 2006

Dr. J. W. Stucki
CEO and President
American Healthchoice, Inc.
7350 Hawk Road
Flower Mound, TX 75022

> **Re:** **American Healthchoice, Inc.**
> **Form 10-KSB for Fiscal Year Ended September 30, 2005**
> **Filed January 13, 2006**
> **Form 10-QSB for the quarter ended December 31, 2005**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **File No. 0-26740**

Dear Dr. J. W. Stucki:

We have reviewed your May 19, 2006 response to our comments provided January 26, 2006 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2005

Management's Discussion and Analysis
Critical Accounting Estimates
Allowance for Discounts on Personal Injury Case Billings

1. Disclose to what "other credits" provided in your table "Analysis of Allowance for discounts and uncollectible at September 30, 2005" relate.

2. With regards to your calculation of the discount, please tell us your basis for reducing the discount to 32% as this appears to be the expected amount and not a reliable measure. It is not clear why your discount is not based on historical collections and any other pertinent factual data. To the extent you are using other "expected" amounts, please revise your filing accordingly.

Consolidated Statement of Operations
Bad Debt Expense

3. Refer to your response to our comment 4 and the additional disclosures provided in your draft amended 10-KSB filing. From the table provided under the heading "Critical Accounting Policies- Allowance for discounts on personal injury case billings", it appears that you have patient billings that are written-off (i.e. 5% in 2004 and 4% in 2005 of total patient billings). In addition, according to your table "Analysis of Allowance for discounts and uncollectible at September 30, 2005", credits for cases written-off within 60 days of treatment and credit for 100% write-off cases appears to represent bad debt expense. These amounts combined are significant to your net patient billings retained (48.6% in 2004 and 32% in 2005). Please provide a provision for bad debt expense for the years ended September 30, 2005 and 2004 related to the write-off of patient billings in your amended filing. Also, provide a discussion in MD&A related to how the write-offs are determined and the reason for the decrease in the provision from FY2004 to FY2005. It appears you should be providing an allowance for doubtful accounts. Discuss how you determine your allowance for doubtful accounts including the significant estimates and judgments that are made.

Note 1. Organization and Summary of Significant Accounting Policies
Net Patient Billings

4. Refer to your response to our comment 5. Since it does not appear that you have a controlling financial interest in the affiliated clinics under EITF 97-2 nor are the primary beneficiary under FIN46(R), please remove (not deduct) the accounts receivable and revenue balances related to the affiliated clinics from your financial statements. In addition, revise the disclosures throughout the filing as not to refer to the affiliated clinics revenue or receivables. Please amend your Form 10-QSB for the quarters ended December 31, 2005 and March 31, 2006 accordingly.

5. Please clarify in the filing the change in presentation from gross to net revenue recognition under EITF 99-19.

6. We noted in your discussion of Results of Operations in MD&A that you classify revenues from the sale of spinal decompression systems under patient billings. Please provide your revenue recognition policy related to the sale of spinal decompression systems.

Note 7. Stockholders' Equity

7. Please provide a discussion for the issuance of 1,250,000 shares of common stock in connection with employment agreements or tell us where in the filing this issuance is discussed.

Note 8. Accounts Receivable

8. Please revise to present the table to agree to the patient billing receivable balance provided on the balance sheet.

Note 10. Stock Options

9. Refer to your response to our comment 8. It appears based on your revised disclosure that you are using the intrinsic value under APB 25 and not the fair value under FAS 123. Please revise to clarify your accounting policy related to options granted to employees and non-employees in your amended filing. Address paragraph 48 of FAS 123 in your disclosures if applicable.

Note 13. Contingencies

10. Refer to your response to our comment 12. Please revise to accrue for the entire amount assessed by the IRS or clarify to us why the entire amount is not probable.

Form 10-Q for the quarter ended December 31, 2005

Note 4. Convertible Debenture

11. We noted your response to our comment 10. Please revise to account for the convertible debenture and beneficial feature or clarify in the filing your accounting and why you believe the commitment date to be the date the registration statement becomes effective. Refer to EITF 98-5 and 00-27 in your response.

12. We noted your response to our comment 11 and we reissue our comment. Please disclose the number of warrants issued and the terms, including the exercise price of the warrants in your amended filing. Disclose the maximum number of shares that can be issued under the Golden Gate Investors agreement. Note that the cancellation of the warrants took effect subsequent to the end of the quarter therefore the warrants are considered to be outstanding.

13. Refer to your response 12 to our comment 9 in our April 7, 2006 comment letter and we reissue our comment. Please note that the amendments made subsequent to the balance sheet date should be accounted for in the period the amendments are made. It is not appropriate to account for the revisions retroactively. It appears that you are required to register the shares underlying the convertible debentures and warrants, subject to certain default provisions. Please clarify the default provisions in your December 31, 2005 Form 10-QSB and clarify if these are liquidating damages. The EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 *The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19.* The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue; however, different views on this issue are outlined in Issue Summary No. 1 to EITF 05-4. Tell us how you viewed and accounted for the registration rights agreement and the related convertible debentures and warrants. Please also refer to the Division of Corporation Finance "Current Accounting and Disclosure Issues" Section II(B) - Classification and Measurement of Warrants and Embedded Conversion Features (New). You can find this at the following website:
http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Form 10-Q for the quarter ended March 31, 2006

Note 4. Convertible Debenture

14. Please revise to account for the $1 million convertible debenture and beneficial feature or clarify in the filing your accounting and why you believe the commitment date to be the date the registration statement becomes effective. Refer to EITF 98-5 and 00-27 in your response.   Tell us why you have only accounted for $250,000 of the debenture. It appears you have a liability for the full amount.

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As appropriate, please amend your Form 10-KSB for the year ended September 30, 2005 and your Form 10-QSB for the quarter ended December 31, 2005 and quarter ended March 31, 2006 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant